Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

April 20, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Jeffrey Gabor

Ibolya Ignat

Celeste Murphy

Kevin Vaughn

Re:	ORIC Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed February 28, 2020

CIK No. 0001796280

Sir/Madam:

On behalf of our client, ORIC Pharmaceuticals, Inc. (“ORIC” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 6, 2020, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR a revised Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the Revised Registration Statement.

AUSTIN              BEIJING              BOSTON             BRUSSELS              HONG KONG              LONDON              LOS ANGELES              NEW YORK

PALO ALTO            SAN DIEGO              SAN FRANCISCO              SEATTLE              SHANGHAI              WASHINGTON, DC             WILMINGTON, DE

ORIC Pharmaceuticals, Inc.

April 20, 2020

Form S-1 filed February 28, 2020

Capitalization, page 83

1.

Please tell us how you determined the inclusion of the 118,301 shares resulting from the early option exercise in the number of shares issued and outstanding was considered appropriate to arrive to the pro forma, and pro forma as adjusted presentation. You also disclose on page 8 that you expect these shares will be outstanding after the offering. However, it appears from your disclosure elsewhere that these are shares from —the future exercise of options that are not yet vested and therefore not available to be outstanding. Please revise to clarify this apparent inconsistency.

In response to the Staff’s comment, the Company has updated the disclosure on pages 11, 88 and 91 of the Revised Registration Statement.

*****

ORIC Pharmaceuticals, Inc.

April 20, 2020

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Jacob Chacko, ORIC Pharmaceuticals, Inc.

Dominic Piscitelli, ORIC Pharmaceuticals, Inc.

Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.

Charles Kim, Cooley LLP